UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

THE BANK OF KENTUCKY FINANCIAL CORPORATION

(Name of Issuer)

Common Shares

(Title of Class of Securities)

062896105

(CUSIP Number)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 062896105	13G

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ESTATE OF R C DURR ###-##-#### WILBERT L ZIEGLER, EXECUTOR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP N/A (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U S CITIZEN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 935,374
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 935,374
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.68%
12	TYPE OF REPORTING PERSON* IN

Item 1	(a).	Name of Issuer:

The Bank of Kentucky Financial Corporation

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

111 Lookout Farm Drive Crestview Hills, Kentucky 41017

Item 2	(a).	Name of Person Filing:

Estate of R C Durr Wilbert L Ziegler, Executor

Item 2	(b).	Address of Principal Business Office or, if none, residence:

c/o Ziegler & Schneider, PSC 541 Buttermilk Pike, Suite 500 Covington, KY 41017

Item 2	(c).	Citizenship:

U S Citizen

Item 2	(d).	Title of Class of Securities:

Common

Item 2	(e).	CUSIP Number

062896105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

N/A

	(a)	☐ Broker or Dealer registered under Section 15 of the Act

	(b)	☐ Bank as defined in section 3(a)(6) of the Act

	(c)	☐ Insurance Company as defined in section 3(a)(19) of the Act

	(d)	☐ Investment Company registered under section 8 of the Investment Company Act

	(e)	☐ Investment Advisor registered under section 203 of the Investment Advisers Act of 1940

	(f)	☐ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see § 240.13d-1(b)(1)(ii)(F)

	(g)	☐ Parent Holding Company, in accordance with § 240.13d-1(b)(1)(ii)(G)

	(h)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(H)

Item 4.	Ownership:

(a) Amount Beneficially Owned:

935,374

(b) Percent of Class:

16.68%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

935,374

(ii) shared power to vote or to direct the vote:

0

(iii) sole power to dispose or to direct the disposition of:

0

(iv) shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class:

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

N/A

Item 8.	Identification and Classification of Members of the Group:

N/A

Item 9.	Notice of Dissolution of Group:

N/A

Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

02/04/09 Date	/s/ Estate of R. C. Durr
Wilbert L. Ziegler, Executor

2/5/2009 - 0155902.01